CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 23
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU TOKYO 100-0013

File No. 82-2337

April 23, 2002

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of I.E.M., S.A. de C.V. (File No. 82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of the Company's filing with the Mexican National Banking and Securities Commission, dated April 10, 2002, announcing the 2002 annual I.E.M. shareholders' meeting and the agenda for such meeting.

If you have any questions or require any further information, please do not hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,
Mitchell Raab
Mitchell Raab

dlw 4/25

Enclosure

cc: Lic. Alejandro Archundia
Jorge U. Juantorena

NATIONAL BANKING AND SECURITIES COMMISSION
Insurgentes Sur No. 1971
Torre Sur, 10° piso
Colonia Guadalupe Inn
01020 México, Distrito Federal

Attn: Mr. Jorge Familiar Calderón. CPA.
Vice-presidency of Securities Supervision

Mr. Alejandro Archundia Becerra, on behalf and in representation of IEM, S.A. de C.V. ("IEM"), and naming the following address to receive all pertinent notices, located in Miguel de Cervantes Saavedra No. 225, Colonia Ampliación Granada, 11520, Mexico, D.F., telephone number 5328 5800, Fax 2122 2659, and hereby authorizing Mr. Rodrigo Garduño Mauleón and Mrs. Laura Bracchini Montes to carry out all necessary paperwork, including the feasibility to deliver basic or complementary information to this Honorable Commission, as well as to sign all briefs and documents submitted indistinctly to this Honorable Commission, hereby presents the following.

That, in compliance with what is set in letters 11-33 and 11-28 issued by this Honorable Commission, and for all other pertinent legal effects, I hereby enclose the summons for the IEM's Stockholders General Ordinary Meeting, to be held on 29 April, 2002, that will be published in the newspaper "El Universal", in a coming date.

Considering all the abovementioned to this HONORABLE NATIONAL BANKING AND SECURITIES COMMISSION I respectfully request:

SOLE. To consider having submitted to IEM, S.A de C.V., according to the terms of this written, the names of the authorized persons, stated in same as well as all the accompanying documentation.

Yours, very truly.

Mexico, Federal District, 10 April 2002

IEM, S.A. de C.V.

Mr.. Alejandro Archundia Becerra
Board of Directors Secretary

Annex: Summons

cc. Bolsa Mexicana de Valores, S.A. de C. V.
Mr. Francisco Valle Montaño. Issuers Promotion Assistant Director.

S U M M O N S
IEM, S.A. DE C.V.

In compliance with IEM, S.A. DE C.V.'s Board of Directors decision, all stockholders from said Society are summoned to attend a STOCKHOLDERS GENERAL ORDINARY MEETING, to be held on 29 April, 2002, at 10:00 hours in Miguel de Cervantes Saavedra 255, Col. Ampliación Granada, Mexico City 11520, to analyze all matters included in the following:

AGENDA

I. Report of the Board of Directors regarding the social year ending on 31 December 2001.

II. Presentation of the Financial Statements ending on 31 December 2001, including the Statutory Examiners report.

III. Discussion and should that be the case, approval of the information regarding points I and II of said AGENDA.

IV. Presentation, and should that be the case, approval of the proposal regarding the application of earnings.

V. Affirmance of the proceedings and decrees of the Board of Directors.

VI. Appointment to office of Deputies and Statutory Examiners. Honoring of the corresponding decrees and those derived from said appointment.

VII. Appointment of Representatives in order to carry out the legalization of the Meeting's decisions

In order to be entitled to attend, and should that be the case, vote in the Meeting, all shareholders shall deposit their shares at the abovementioned society's offices, at least two days prior to the celebration of the Meeting, and pick up the corresponding admission card. The deposit can also be made in S.D. INDEVAL, S.A. DE C.V., or in any banking firm in the Mexican Republic or abroad; should that be the case, the evidence issued by the corresponding banking institution shall be deposited in the society's office, with the abovementioned previousness. All brokerage firms shall

submit a list bearing the name, address, nationality and ownership of each and every stockholder they represent.

Please, do not hesitate in contacting us, should there be any doubt regarding all abovementioned statements, at the telephone numbers 5328 5800 and 5250 5077, extension 5830.

Mexico City, 8 April, 2002.

The Secretary of the Board of Directors.

Mr. Alejandro Archundia Becerra